Mail Stop 4720

September 28, 2009

Karl B. Wagner
Chief Financial Officer
Mednax, Inc.
1301 Concord Terrace
Sunrise, FL 33323

      Re: Mednax, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed February 27, 2009
      File Number: 001-12111

Dear Mr. Wagner:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed March 24, 2009

Executive Compensation

Compensation Discussion and Analysis

Annual Bonuses, page 19

1. We note your statement in response to comment 5 that the Compensation Committee established a maximum bonus opportunity and also adopted specific guidelines regarding levels of operating income growth which the Committee may use to award a bonus that is less than the maximum bonus opportunity established for each officer. Please provide

proposed disclosure for your next proxy statement quantifying the maximum bonus opportunity, identifying the objectives that must be met in order to qualify for the maximum bonus opportunity and describing the guidelines which may be used to award a bonus that is less than the maximum bonus opportunity. While the achievement of these objectives and the final bonus determination cannot be determined until the completion of the fiscal year, your response clarifies that the requested items have been determined.

2. Additionally, we disagree with your conclusion that a discussion of the individual objectives would not materially enhance an understanding of the compensation process and philosophy as the Committee did not exercise its negative discretion. To the extent you set individual performance goals in the future, please confirm that you will describe the goals and discuss the extent to which they were considered when determining bonus awards.

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Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director